UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER
0-21762

(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR
              [ ] Form N-CSR   [.] Form 10-Q   [ ] Form 10-D

For Period Ending: <u>March 31, 2008</u>

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

GATEWAY TAX CREDIT FUND III LTD.
Full Name of Registrant

Former Name if Applicable

880 CARILLON PARKWAY
Address of Principal Executive Office

ST. PETERSBURG, FLORIDA 33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed.   (Check box if appropriate)

     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated
          without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, or transition report on Form 10-K, Form 20-F,
          Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the
          fifteenth calendar day following the prescribed due date; or the subject quarterly report or
          transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof
          will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached
          if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D,
or the transition report or portion thereof, could not be filed within the prescribed time period.   (Attach Extra Sheets if Needed)

     1)   The registrant could not complete its annual report on Form 10-K for the fiscal year ended March 31,
          2008 on a timely basis due to matters pertaining to completing the annual audit. We believe these
          matters will be resolved and the report will be issued in the next 15 days or less.

SEC 1344 (11-91)

<u>PART IV - OTHER INFORMATION</u>

(1)   Name and telephone number of person to contact in regard to this notification

        <u>Jonathan Oorlog</u>   <u>(727) 567-1684</u>
            (Name)   (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?If answer is no, identify report(s).
[X] Yes   [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes   No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        <u>GATEWAY TAX CREDIT FUND III LTD</u>.
        (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>June 27, 2008</u>
By: <u>/s/ Ronald M. Diner</u>
Ronald M. Diner, President
Raymond James Tax Credit Funds, Inc.